UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

ENDWAVE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29264A 20 6

(CUSIP Number)

John H. Mullan

Northrop Grumman Corporation

1840 Century Park East

Los Angeles, CA 90067

(310) 553-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Corporation; I.D. No. 95-4840775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,348,312 8 SHARED VOTING POWER NA 9 SOLE DISPOSITIVE POWER 1,348,312 10 SHARED DISPOSITIVE POWER NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.); I.D. No. 34-0575430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NA
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,348,312 8 SHARED VOTING POWER NA 9 SOLE DISPOSITIVE POWER 1,348,312 10 SHARED DISPOSITIVE POWER NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 4 of 5

This Amendment No. 9 to Statement of Beneficial Ownership on Schedule 13D/A (this “Statement”) is being filed to amend the information in the Reporting Persons’ original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Persons’ Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto, and to amend information under Items 4 and 5, filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2003, March 29, 2005, July 14, 2005, July 18, 2005, July 20, 2005, August 19, 2005, August 30, 2005, September 2, 2005 and September 12, 2005, respectively.

Item 4. Purpose of Transaction

Endwave Corporation (the “Company”) and Northrop Grumman Space & Mission Systems Corp. (“NGS&MS”) are parties to an Amended and Restated Registration Rights Agreement, dated as of March 31, 2000, as amended, and an Amended and Restated Registration Rights Agreement, dated as of September 14, 2005 (such agreements are referred to together as the “Registration Rights Agreements”). In accordance with the Registration Rights Agreements, in September 2005, (a) the Company filed a registration statement on Form S-3 for the purpose of a proposed public offering of shares of the Company’s common stock, including shares held by NGS&MS (File No. 333-128331, the “Registration Statement”), and (b) NGS&MS entered into a lockup agreement with Needham & Company, LLC, generally providing that it would not sell its shares of Company common stock until 90 days after the proposed public offering of Company common stock was completed, subject to certain conditions upon which such agreement would terminate (the “Lockup Agreement”).

On November 16, 2005, Needham & Company, LLC and NGS&MS agreed to terminate the Lockup Agreement. In connection with NGS&MS’ release from the Lockup Agreement, (a) the Company agreed to remove NGS&MS as a selling stockholder under the Registration Statement the next time the Company files an amendment to the Registration Statement on From S-3/A, and (b) NGS&MS agreed that, notwithstanding the provisions of the Registration Rights Agreements, it would not at any time in the future exercise any rights it may have to have its shares of Company common stock registered for resale pursuant to the Registration Statement.

The Reporting Persons intend to review their investment in Endwave on a continuing basis. Depending on various factors including, without limitation, Endwave’s business prospects, other developments concerning Endwave, general economic conditions and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in Endwave as they deem appropriate.

The Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Endwave or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of Endwave or any of its subsidiaries, (iii) any change in the board of directors or management of Endwave or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of Endwave, (v) any other material change in Endwave’s business or corporate structure, (vi) changes in Endwave’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Endwave by any person, (vii) causing a class of securities of Endwave to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of Endwave becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (ix) any action similar to any of those described above.

Item 5. Interest in Securities of the Issuer

The Reporting Persons expressly disclaim that they have agreed to act as a group. The filing of this Statement by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, are the beneficial owners of any shares of Endwave Common Stock in which such Reporting Persons do not have any pecuniary interest.

a)	The Reporting Persons beneficially own 1,348,312 shares of Endwave Common Stock, representing 11.9% of shares of Endwave Common Stock reported to be outstanding as of November 2, 2005. There were 11,313,323 shares of Endwave Common Stock outstanding as of November 2, 2005, based on information provided in Endwave’s Quarterly Report on Form 10-Q filed November 14, 2005.

b)	As of the date of this Statement, NGS&MS has the direct power to vote and direct the disposition of the 1,348,312 shares of Endwave Common Stock held by it. As the sole parent of NGS&MS, Northrop Grumman has the indirect power to vote and dispose of the Endwave Common Stock held by NGS&MS.

c)	During the past 60 days before the date hereof, NGS&MS did not effect any transactions in Endwave’s Common Stock.

CUSIP No. 29264A 20 6	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2005	NORTHROP GRUMMAN CORPORATION

/s/ James L. Sanford
James L. Sanford
Corporate Vice President and Treasurer

Dated: November 18, 2005	NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP.

/s/ James L. Sanford
James L. Sanford
Treasurer